UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2021

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of WNS (Holdings) Limited dated October 28, 2021.

Other Events

On October 28, 2021, WNS (Holdings) Limited issued an earnings release announcing its fiscal second quarter ended September 30, 2021 results and revised its guidance for fiscal 2022. A copy of the earnings release dated October 28, 2021 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of WNS (Holdings) Limited dated October 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Earnings release of WNS (Holdings) Limited dated October 28, 2021.